W. R. Grace & Co.	T	410.531.8730
7500 Grace Drive	F	410.531.4226
Columbia, MD 21044	E	hudson.la.force@grace.com
	W	grace.com

Hudson La Force III
Senior Vice President and Chief Financial Officer

September 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

Attn:  John Hartz, Sr. Asst. Chief Accountant

Washington, D.C.  20549-7010

Ladies and Gentlemen:

Thank you for your follow-up letter of August 26, 2010 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) by the Staff (the “Staff” or “you”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  For your convenience we have reprinted the comments in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2009

MD&A

Adjusted Operating Cash Flow, page F-75

Comment

We note your response to prior comment 11.  We continue to believe that titling a non-GAAP measure “Adjusted Operating Cash Flow” and disclosing that it is a performance measure does not comply with Item 10(e)(ii)(E) of Regulation S-K and is potentially confusing since operating cash flow is a widely used liquidity measure.  We do not believe that the additional disclosures you provided or your reference to the measure as a cash flow performance measure alleviates the potential confusion.  Please be advised that:

•                  If you continue to believe “Adjusted Operating Cash Flow” is a performance, provide us a comprehensive explanation regarding how you reached that conclusion, particularly in light of the nature of each adjustment to this measure, including capital expenditures, changes in balance sheet accounts, and defined benefit pension expense.  Also, revise the title of this measure in all future filings and releases.

•                  If you believe “Adjusted Operating Cash Flow” is a liquidity measure, provide us a comprehensive explanation regarding how you determined this measure complies with Item 10(e)(ii)(A) of Regulation S-K based on each adjustment.  Also, revise all future filings and releases to: reconcile this measure to net cash provided by operating activities; present operating, investing and financing cash flows with equal or greater prominence; and disclose and discuss this measure in the context of your liquidity disclosures.

Response

We discussed our Adjusted Operating Cash Flow measure with you in telephone calls on September 7, 2010 and September 14, 2010.  We appreciate the opportunity to work directly with the Staff to resolve your comments and improve our disclosure, and we thank the Staff for the time they spent on this matter.  As we discussed in the last call, we confirm to the Staff the following with respect to our future filings:

•                  We will disclose Adjusted Operating Cash Flow as a performance measure in our filings with the Commission.  In addition to our current disclosure regarding our definition and use of Adjusted Operating Cash Flow, we will add information regarding the inclusion of changes in working capital and other assets and liabilities in the measure.

•                  We will continue to reconcile Adjusted Operating Cash Flow to Net Income as the closest GAAP performance measure.

•                  We will continue to give equal prominence to the closest GAAP measures when disclosing non-GAAP measures and provide commentary regarding such GAAP measures.

•                  We will structure the commentary to more closely follow the reconciliation from non-GAAP measures to GAAP measures.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this letter.

Sincerely,

/s/ HUDSON LA FORCE III
Hudson La Force III
Senior Vice President and Chief Financial Officer

Date: September 23, 2010